OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Gift Jeenie USA Inc.

Lipps Mathias Wexler Friedman LLP, 50 Fountain Plaza
Suite 1700
Buffalo, NY 1402

https://www.giftjeenie.com/



4000 shares of Series B Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 42,800* shares of Series B Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 4,000 shares of Series B Common Stock ($10,000)

Company	Gift Jeenie USA Corp
Corporate Address	Gift Jeenie USA Corp, 245 East 58th, App #15e, New York, New York, 10022
Description of Business	Gift Jeenie is a personalized shopping aggregator. It curates the best deals and finds the hottest trends just for you!
Type of Security Offered	Series B Common Stock
Purchase Price of Security Offered	$2.50
Minimum Investment Amount (per investor)	$100.00

Perks*

Every investment (min $100 USD) will receive a:

"Within Good" Reminder Bracelet (Value of $30). 50% of all Within Good proceeds goto Charity.

Within Good is a initiative by Anthony Samadini & Maryum Ali (eldest child of Muhammad Ali).

http://geni.us/AuBk

http://geni.us/4peGBA

Every min $100 USD investment will also receive a:

Wardrobe Starter Kit from Alynn Designs

http://geni.us/BS2N6h

http://geni.us/m7Aa7

Every minimum $200 USD investment will receive a:

Nomad Lane "Just Go" All-in-One Passport Wallet. (Value of $44 USD)

http://geni.us/Ufsua

Individual Investments exceeding $5000 USD will receive a:

WWE Superstar VIP Experience Package (value of $750 USD)
A Premium Ringside Seat
Meet & Greet and Autograph Opportunity with WWE Superstars
Exclusive Limited Edition 2018 WWE Souvenir Event Chair
Three New Exclusive VIP Merchandise Items
Limited Edition 2018 Autograph Book
Matted Superstar Collage
Commemorative VIP Ticket with On-site Greeter

http://geni.us/lvJS

*****All perks occur after the offering is completed.*****

The 10% Bonus for StartEngine Shareholders

Gift Jeenie USA will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Series B Common Stock at $2.50 / share, you will receive 10 Series B Common Stock bonus shares, meaning you'll own 110 Series B Common Shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

Gift Jeenie Corp (Cdn) originally developed and marketed the Gift Jeenie shopping software platform since 2015.

During that time Gift Jeenie Corp (Cdn) was successful in developing and marketing our software platform with the majority of customers, partnerships and strategic relationship's in the USA. Gift Jeenie Corp (Cdn) board proposed restructuring the company into two companies; Gift Jeenie Corp (Cdn)

Gift Jeenie USA Inc

Gift Jeenie Corp (Cdn) would focus on developing the Gift Jeenie software platform and Gift Jeenie USA Inc. would take over sales, marketing, partnerships, strategic relations and revenue generation for North America. Gift Jeenie USA Inc. was incorporated in April of 2018 as the sister company to Gift Jeenie Corp (Cdn). Gift Jeenie Corp board has assigned to Gift Jeenie USA Inc the exclusive rights for North America to the Gift Jeenie software platform. Gift Jeenie USA Inc., has the rights the exclusive rights; market, distribute, represent, sell the Gift Jeenie Software platform with-in North America.

*Fusion Analytics Corp. is the holding company by which Vikram Chopra (CEO) and Gerard Maynard (COO) own their shares in Gift Jeenie USA Inc.

Description of the Gift Jeenie Software Platform

A Shopping Marketplace & Cash-Back Loyalty Platform Powered by Blockchain- being featured in a brand new Start-up series this Fall!

Gift Jeenie is a mobile shopping aggregator software platform, available on iOS and Android, users can discover daily deals from their favorite retailers to discovering new trending items curated by top life-style influencers.

We are presently raising capital to build out our cash back program on Blockchain and AI. These features will be leveraged to drive higher user engagement and revenues.

Sales, Supply Chain, & Customer Base

Gift Jeenie Drives sales through three unique revenue channels;

Affiliate Commission

Content Marketing

Data Analytics.

Affiliate Commission from each affiliate partner of 4-12% for every items purchased via the Gift Jeenie app.

For Example; A user purchases $100 worth of goods from an Affiliate partner we earn potential 10% or $10 commission.

In the future once we have implemented our cash back loyalty rewards we will take a portion of those procced and give it back to the customer as a loyalty rewards.

Content Marketing is branded, targeted content marketing at users via the app either in video or content discovery placements promotions.

Data Analytics, as we grow our user base to 300k plus customers we can start to drive and develop user data analytics based on "intended" wants and behavior analytics..

Competition

The competition for Gift Jeenie is users going directly to the retailers web sites to shop vs using the Gift Jeenie platform. The major advantage we provide to our users is we put all their favorite retailers, discovery retail fashion advise and deals in one place. Similar to travel aggregator site such as "Expedia.com."

Liabilities and Litigation

Gift Jeenie USA is not presently in any legal action and has no outstanding liabilities.

The team

Officers and directors

Vikram Chopra	CEO, Cofounder, and Director
Gerard Maynard	COO, Cofounder, and Director

Vikram Chopra
Pathfinder and hustler, Vikram specializes in taking concepts to market, having launched several successful products and driven strong user acquisition for multiple tech startups in the consumer, retail, mobile, technology and fin-tech space. Prior to Gift Jeenie, Vikram cofounded and successfully exited RoundAssist, a start-up in the cloud computing and professional IT services space. A black belt in both judo and pizza eating, he is currently starring in a startup reality TV series. Jan 2015- Present: Cofounder & CEO Gift Jeenie April 2018- Present: CoFounder, CEO (Primary role) and Director Gift Jeenie USA. During the restructuring of Gift Jeenie Vikram is working Full Time on Gift Jeenie USA Inc

Gerard Maynard
Gerard Maynard brings over 20 years of experience in developing and implementing new technologies. Gerard started at the 407 ETR the world's first all-electronic toll highway, where he help design and implement the world's first all-electronic toll highway. After which Gerard founded Alliance Technologies www.alltec.com in 2000 where he identified new, up and coming technology trends and deployed these technologies into the Retail and Software verticals. Gerard made a successful exit from Alliance in 2015 to join Gift Jeenie full-time. In Gerard, Gift Jeenie as a team member who knows how to turn a startup into a company and a company into a business. Gerard is also a Yoga Enthusiast and amateur chef. 2000- 2015: Founder & CEO Alliance Technologies October 2015- Present: Cofounder & COO Gift Jeenie April 2018- Present: CoFounder, COO (Primary Role) and Director Gift Jeenie USA During the restructuring of Gift Jeenie Gerard is working Full Time on Gift Jeenie USA Inc

Number of Employees: 11

Related party transactions

Gift Jeenie has not conducted any related party transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **We are a consumer facing retail app and therefore dependent and venerable to economic ups and down of the economy.** One of the Gift Jeenie's most valuable assets is its marketing brand and our future user loyalty program, which we will build on Blockchain. Although we have a highly skilled and experienced development team in place, software development is on Blockchain is complex and due to the nature of the technology not guaranteed. Once the Blockchain architecture is defined we will be applying for a process patent pending, on the workflow and code. The patent may be registered or require re-application in order to get the patent. There is no guarantee that we will succeed in getting a patent.
- **Uncertain Risk** An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the company's securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following

risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Gift Jeenie is a new company in the USA and we are building our brands and growing our customer based. We are still pre-revenue and should reach revenues by September 2018** Gift Jeenie presently has 8k plus customers and a growing customer base. If you are investing in this company, it's because you think the Gift Jeenie shopping app and user loyalty program is a good idea, that the IP Company will be able to secure the intellectual property rights to the software and that the company will secure the exclusive marketing and manufacture rights to the Gift Jeenie software from the Gift Jeenie Corp (Canadian) , that we will be able to successfully market, manufacture and sell the software platform, that we can attract enough customers who transact on the platform so that the company will succeed. We are still pre-revenue and we do not plan on achieving revenue until 4th quarter of 2018 and to date the company has not turned a profit.

- **Transfer Rights** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **New Production** It is possible that the failure to release the user loyalty rewards on Blockchain may result in a change in the business model upon the Company making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Due to the complexity of the blockchain, completion may take too long for it to be viable.

- **Valuation** At this stage based on other successful mobile app companies we have modeled our valuation based on other prior successful mobile apps. This however is not guaranteed that we will achieve similar results. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **Our Revenue Models are projections** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for the product, people think its a better option than the competition and Gift Jeenie mobile platform gains significant traction that allows the company to make a profit and gain customers.

- **Key Personnel** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Management Discretion** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

- **Market Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **Gift Jeenie Inc financial review includes a going concern note** Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.period of time.

- **Platform** Our business will depend in part on the ability of our potential customers to access our platform at any time. We may, in the future, experience disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints due to an overwhelming number of users accessing our platform simultaneously, denial of service attacks, or other security related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within and acceptable period of time. If our platform is available or if our users are unable to access it within a reasonable amount of time or at all, our business would be harmed.

- **Blockchain** There are various risks associated with the use of blockchain technology including, but no limited to, potential vulnerability to hacking and software glitches. While blockchain technology is generally secure, there exists the possibility that the blockchain technology may fail to protect the information and data transfers associated with our platform. Finally, blockchain technology is currently not regulated and the risks of glitches and hacking are only preventable by the efforts of the Company to keep its code up to date against future issues.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Fusion Analytics Corp., 90.0% ownership, Series A Common Stock

Classes of securities

- Series A Common Stock: 1,027,500

  #### Voting

  The holders of the Series A shares shall exclusively have the right to vote on all issues presented to the stockholders, and each holder of Series A shares shall be entitled to one vote for each Series A share held.

  #### Dividend Rights

  The holders of Series A shares and the holders of Series B shares shall have identical rights with respect to dividends. No dividends shall be paid on any Series A or Series B share unless the same dividend is paid on all Series A and Series B shares outstanding at the time of payment.

  #### Rights and Preferences (Including Liquidation Preferences)

  Except with respect to voting, the Series A shares and the Series B shares shall be alike in all aspects. Without limiting the generality of the foregoing, such shares shall equally, share for share in all distributions in liquidation or dissolution, voluntary or involuntary.

- Series B Common Stock: 0

  #### Voting

  The holders of Series B shares shall have no voting rights, except as otherwise provided by the General Corporation Law of the State of Delaware.

Dividend Rights

The holders of Series A shares and the holders of Series B shares shall have identical rights with respect to dividends. No dividends shall be paid on any Series A or Series B share unless the same dividend is paid on all Series A and Series B shares outstanding at the time of payment.

Rights and Preferences (Including Liquidation Preferences)

Except with respect to voting, the Series A shares and the Series B shares shall be alike in all aspects. Without limiting the generality of the foregoing, such shares shall equally, share for share in all distributions in liquidation or dissolution, voluntary or involuntary.

What it means to be a Minority Holder

In Gift Jeenie USA Inc, the class and voting structure of our stock has the effect of concentrating voting control with the holders of Series A Common Stock. As a holder of the Series B Common Stock, you will have no voting rights. As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2018 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2019 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-07-10.

Financial Condition

Results of Operation

The Blockchain development will be a significant cost for Gift Jeenie USA moving forward as well as the marketing. We anticipate development cost will be 30% of our raise as well as the other 40% will be marketing cost (30% on operational cost)

With this present raise we will have approximately 12 months of operating capital.

If we are successful in this offering, we will likely not have to seek further capital to fund the business operations. However if we want to grow exponentially and go global we will have to raise further capital either under crowdfunding, private equity, debt issuances, or other financing methods available to the company.

Gift Jeenie has three revenue models Affiliate, Content Marketing and Data Analytics, based on our revenue projections.

We estimate that each Gift Jeenie user is worth $4.57 in revenue in year one, if we are successful in getting 255k user on the platform with-in year one we can $1,165,448 in revenues resulting in $241,656 of net income. Year two we anticipate an increase in users to 2m via our sales and marketing efforts and a increase in our per user revenues of $6.65 generating $13.5m + in revenues and $6,217,320 in net income.

Financial Milestones

Gift Jeenie is investing in future growth of our brand, and we are confident we can achieve our year 1 revenues as we have invested heavily in our software development the last two years generating losses as a result. Average software start-ups loss money the first 2-3 years. As we are moving into our third year we are confident we are on track to start generating revenues as well as Management currently is on track to make Gift Jeenie a generate income beginning in Q4 2018 and expect that to continue and grow in 2019.

We anticipate in 2019 the company will generate $1,165,448 million resulting in $241,656 of net income.

As per our revenue projections below based on our raise, we anticipate spending 40% of that on marketing efforts and the 30% on development cost with the balance of 30% going to operational cost; we are confident we can achieve our project revenue numbers below.

Gift Jeenie Financial Projections
INCOME STATEMENT

	Pre Rev		Year 1	Year 2	Year 3	Year 4	Year 5
Revenue:							
Affiliate		-	183,642	1,662,162	7,411,165	12,031,223	12,800,437
Commission		-	357,082	3,742,920	12,542,909	16,925,958	20,627,476
Data Analytics		-	624,724	8,147,853	27,087,591	35,807,213	39,395,283
Total Revenue	$	-	$ 1,165,448	$ 13,552,935	$ 47,041,665	$ 64,764,394	$ 72,823,196
Number of Users		-	255,059	2,036,963	5,417,518	5,967,869	6,060,813
Revenue per User	$	-	$ 4.57	$ 6.65	$ 8.68	$ 10.85	$ 12.02
Expenses:							
Salaries		-	255,482	1,434,699	4,431,425	5,285,426	5,458,923
Marketing		44,000	466,179	5,421,174	14,112,499	12,952,879	7,282,320
Operational & Admin		35,000	150,164	406,376	1,505,308	1,585,528	1,611,397
Total Expenses		79,000	871,826	7,262,248	20,049,233	19,823,833	14,352,640
EBITDA	-$	79,000	$ 293,623	$ 6,290,687	$ 26,992,432	$ 44,940,561	$ 58,470,556
Amortization		-	51,967	73,367	73,367	69,200	64,200
Net Income	-$	79,000	$ 241,656	$ 6,217,320	$ 26,919,066	$ 44,871,361	$ 58,406,356

*Notes Revenues are based on number of users * revenue per user.

*Gift Jeenie USA Inc. has not generated any revenues as of this offering.

Liquidity and Capital Resources

Gift Jeenie is currently seeking capital to complete the development of its key components in Blockchain and AI. The AI component will drive more personalized content to our users and increase engagement. The Blockchain powered Cash-Back will allow us to monetize by incentivizing our users to transact via Gift Jeenie. This not only drives revenue but by building our cash-back on Blockchain, we are driving significant ip value to the company. Both these factors will drive up the value of Gift Jeenie USA.

If we are successful in this offering, we will likely not have to seek further capital to fund the business operations. However if we want to grow exponentially and go global we will have to raise further capital either under crowdfunding, private equity, debt issuances, or other financing methods available to the company.

With this present raise we will have approximately 12 months of operating capital.

Indebtedness

Gift Jeenie USA Inc has no outstanding debts.

Recent offerings of securities

None

Valuation

$2,568,750.00

Gift Jeenie USA Corp has not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value cap of $2,568,750 based on our market traction, operational milestones and revenue potential. The company was also assigned the exclusive rights for North America to the Gift Jeenie software platform. Gift Jeenie USA Inc., has the rights the exclusive rights; market, distribute, represent, sell the Gift Jeenie Software platform within North America, which the Company believes justifies the valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses	$ 5,000.00	$ 5,000.00
StartEngine Fees (6% total fee)	$600.00	$6,420.00
Net Proceeds	$ 4,400.00	$ 95,580.00
Use of Net Proceeds:		
R& D & Production	$ 1,320.00	$ 28,674.00
Marketing	$ 1,760.00	$ 38,232.00
Working Capital	$ 880.00	$ 19,774.00
Legal	$ 220.00	$ 6,400.00
Accounting	$ 220.00	$ 2,500.00
Total Use of Net Proceeds	$ 4,400.00	$ 95,580.00

Gift Jeenie is seeking to raise a minimum of $10,000 and up to $107,000 (overallotment amount) in this offering via Regulation Crowdfunding. If we manage to raise our over amount of $107,000 we believe the amount will last us 12 months and plan to use the net proceeds over the course of that time to;

- Grow our user base via digital marketing and advertising. We will anticipate spending approximately 40% of the proceeds for this purpose.
- Software Development 30% of the net proceeds will be used to build our cash back users Blockchain software as well as improve and maintain the present infrastructure.
- Operational cost will make up the remaining 30%.

Irregular Use of Proceeds

The company at this time has no plans for irregular user of proceeds at this time.

REGULATORY INFORMATION

Disqualification

There have been no disqualifying event recorded in respect to Gift Jeenie USA Inc and or its officers and directors.

Compliance failure

Gift Jeenie USA Inc has not had any previous compliance failure events disqualifying it from Regulation CF.

Annual Report

Gift Jeenie USA Inc. will make annual reports available at www.giftjeenie.com in the Investors / Annual Reports labeled The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year."

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gift Jeenie USA Inc.

[See attached]

I, _Vikram Chopra______________ (Print Name), the _Chief Excutive Office
____________________(Principal Executive Officers) of GIFT JEENIE USA INC., hereby certify that the financial statements of GIFT JEENIE USA INC., and notes thereto from Inception (April 12, 2018) to July 10, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

The company was not in existence in the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _July 15th 2018______ (Date of Execution).

________________________ (Signature)

CEO__________________ (Title)

July 15th 2018____________ (Date)

GIFT JEENIE USA INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM INCEPTION (APRIL 12, 2018) TO JULY 10, 2018

GIFT JEENIE USA INC.
Index to Financial Statements
(unaudited)

GIIFT JEENIE USA INC.
BALANCE SHEETS
JULY 10, 2018
(unaudited)

Assets		
Current Assets:		
Cash	$	-
Total Current Assets		-
Non-Current Assets		
Property, Plant & Equipment		-
Intangible Assets		-
Total Non-Current Assets		-
Total Assets		-
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings		-
Short-term borrowings		-
Total Current Liabilities		-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities		-
Stockholders' Equity		
Class A Common Stock, par value $0.00001 2,140,000 shares authorized, 1,027,500 issued and outstanding		10.275
Subscription receivable		(10.275)
Retained Earnings		-
Total Stockholders' Equity		-
Total Liabilities and Stockholders' Equity	$	-

GIFT JEENIE USA INC.
STATEMENTS OF OPERATIONS
FOR INCEPTION (APRIL 12, 2018) TO JULY 10, 2018
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
General and Administrative		-
Total Operating Expenses		
Net Income	$	-

GIFT JEENIE USA INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR INCEPTION (APRIL 12, 2018) TO JULY 10, 2018
(unaudited)

| | Class A Common Stock | | Subscription Receivable | Retained Earnings | Stockholders' Equity |
	Shares	Amount			
April 12, 2018	-	$ -		$ -	$ -
Issuance of founders shares	1,027,500	10.275	(10.275)	-	-
Net Income	-	-	-	-	-
July 10, 2018	1,027,500	$ 10.275	$ (10.275)	$ -	$ -

GIFT JEENIE INC.
STATEMENTS OF CASH FLOWS
FOR INCEPTION (APRIL 12, 2018) TO JULY 10, 2018
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	-
Net Cash Used in Operating Activities		-
Increase in Cash and Cash Equivalents		-
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	-
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-
Non Cash Investing and Financing Activities:		
Subscription Receivable	$	10.275

NOTE 1 – NATURE OF OPERATIONS

Gift Jeenie Corp. (CDN) has built the first phase of the Gift Jeenie platform.
Moving forward, Gift Jeenie Corp. (CDN) is restructuring under Gift Jeenie USA.
Gift Jeenie USA is a Delaware Corp formed in April 2018 and is now the operational entity for all business related activity- marketing, sales, partnerships, promotions, revenue- across North America.
This is due to the fact that our user base and partnerships are primarily based in the US.
The focus is to grow the Gift Jeenie team & operations to support our growing US presence

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of July 10, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from Affiliate marketing, Content Marketing and Data Analytics. Gift Jeenie Drives sales through three unique revenue channels;

- Affiliate Commission

- Content Marketing

- Data Analytics.

Affiliate Commission from each affiliate partner of 4-12% for every items purchased via the Gift Jeenie app.

> For Example; A user purchases $100 worth of goods from an Affiliate partner we earn potential 10% or $10 commission.

In the future once we have implemented our cash back loyalty rewards we will take a portion of those revenues to the customer as a loyalty reward.

Content Marketing is branded, targeted content marketing at users via the app either in video or content discovery placements promotions.

Data Analytics, as we grow our user base to 300k plus customers we can start to drive and develop user data analytics based on "intended" wants and behavior analytics..

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and ___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Gift Jeenie USA Inc owes no taxes at this time as it has only been incorporated since April 2018.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

At this time Gift Jeenie USA Inc. has no outstanding financial debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Gift Jeenie USA Inc is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 2,140,000 million shares of common stock with par value of $0.00001. Of the 2,140,000 shares of common stock authorized, there are 1,712,000 shares of Series A common stock and 428,000 shares of Series B common stock. As of July 15th 2018 the company has currently issued 1,027,500 shares of Series A Common Stock

NOTE 6 – RELATED PARTY TRANSACTIONS

At this time we have no third party related transactions

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after July 10th 2018 through July 26, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]


Gift Jeenie is pending **StartEngine Approval.**

▶ PLAY VIDEO



Gift Jeenie
Your Shopping Pinterest Board
● Small OPO   ⌂ Buffalo, NY   ◆ Technology   ⊕ Accepting International Investment

0
Investors

$0.00
Raised of $10K - $107K goal

♡

Overview   Team   Terms   Updates   Comments   **Share**

Be the First to Know: A Shopping Marketplace & Cash Back Loyalty Platform, Powered by Blockchain That's Set to be Featured in an Upcoming Startup Reality TV Series That's Airing this Fall.





Invest in Gift Jeenie

Your Chance to Invest in Gift Jeenie before the show airs!

Gift Jeenie Corp. (a Canadian entity, distinct of Gift Jeenie USA) has built the first phase of the Gift Jeenie platform. Moving forward, Gift Jeenie Corp. (CDN) is restructuring under Gift Jeenie USA. Gift Jeenie Corp (CDN) will focus on developing the Gift Jeenie software platform and Gift Jeenie USA Inc. would take over sales, marketing, partnerships, strategic relations and revenue generation for North America. In the meantime, a license was granted to Gift Jeenie USA for use of Gift Jeenie Corp's intellectual property, including the app. This is due to the fact that our user base and partnerships are primarily based in the US. **The focus is to grow the Gift Jeenie team & operations to support our growing US presence.**

Gift Jeenie combines the best elements of Ebates & Pinterest- a shopping marketplace & cash-back loyalty platform powered by Blockchain. Through Gift Jeenie's "**intended**" use of Blockchain technology, users will get cash-back rewards on their purchases, securely and quickly.

With so many eCommerce and brick-and-mortar retailers, each store has their own loyalty program that is specific to them. Too many cards and too many programs for shoppers to engage in. **Gift Jeenie disrupts the loyalty program industry by offering a single loyalty platform across all retailers. As a retail marketplace, Gift Jeenie builds relationships with the shoppers and the retailers.** In a few steps, shoppers are able to personalize their shopping experience. They only see the items that interest them and the retailers they want to shop with.

Gift Jeenie shoppers get the benefit of being able to create a Wishlist. You might see things you like and never remember where you found it. Gift Jeenie catches all the things you like, across multiple retailers. **Gift Jeenie users, can share their Wishlists with friends and family via their preferred social media channels.** Loved ones can view these lists and give the gift they know will be cherished.

For retailers that want to be a part of the Gift Jeenie eco-system, get insights and understanding into a shopper's intent. With Machine Learning operating in the background, the app learns a consumers behaviour. It will tailor deals and display products they'd be most interested in– increasing conversion rates.

Loyalty remains a big challenge for both retailers and users. **For retailers it's user redemption and for users it's the inability to use their loyalty points across multiple retailers.** Blockchain technology can be leveraged to reinvigorate customer loyalty programs by offering users the ability to redeem their rewards on any e-retailer. **(Deloitte, 2018)**

Gift Jeenie is looking to solve this challenge by building one of the first cash-back programs built on Blockchain in North America. We already have the users, retail partnerships in place and are leveraging Blockchain to now monetize our user-base.

The retail industry is already looking to move in this direction. **Japanese eCommerce giant Rakuten announced earlier this year their intent to convert their $9 Billion loyalty rewards portfolio into Blockchain powered rewards (TechCrunch, 2018). It is speculated that Amazon will make a similar announcement later this year. (Bonner and Partners, 2018)**

Loyalty programs are ripe for a disruption and through our use of Blockchain and AI, Gift Jeenie will provide just that. Gift Jeenie already has an exciting number of users and traction. We are looking to continue our growth by changing the online retail marketplace by building one of the first cash-back programs in North America powered by Blockchain.

The proceeds from our current raise will be leveraged to continue development of our key Blockchain & AI elements.

The Offering

Investment
$2.50/ Class B Common Share | When you invest you are betting the company's future equity value will exceed $2.6M

Perks
Every min $100 USD investment will receive a:
"Within Good" Reminder Bracelet (Value of $30). 50% of all Within Good proceeds goto Charity.
Within Good is a initiative by Anthony Samadini & Maryum Ali (eldest child of Muhammad Ali).
http://geni.us/AuBk
http://geni.us/4peGBA

Wardrobe Starter Kit from Alynn Designs
http://geni.us/BS2N6h
http://geni.us/m7Aa7

Every minimum $200 USD investment will receive a:
Nomad Lane "Just Go" All-in-One Passport Wallet. (Value of $44 USD)
http://geni.us/Ufsua

Individual Investments exceeding $5,000 USD will receive a:
WWE Superstar VIP Experience Package (value of $750 USD)
A Premium Ringside Seat
Meet & Greet and Autograph Opportunity with WWE Superstars
Exclusive Limited Edition 2018 WWE Souvenir Event Chair
Three New Exclusive VIP Merchandise Items
Limited Edition 2018 Autograph Book
Matted Superstar Collage
Commemorative VIP Ticket with On-site Greeter
http://geni.us/lvJS

*All perks occur after the offering is completed.



These Offerings are eligible for the **StartEngine Owners' 10% Bonus**.

For details on the bonus, please see the ***Offering Summary*** *below.*

How it Works



Gift Jeenie is a personalized shopping aggregator. It curates the best deals and finds the hottest trends for its the users. **Gift Jeenie has evolved to combine the best elements of Pinterest and Ebates!**

With the Wishlist feature, users do not need to open multiple browser tabs or bookmark them in places they'll never look again! With Gift Jeenie, users will be able to create multiple wish lists, which also act as a memory bank, and share them with friends, family via their favorite social media channels such as Facebook, Facebook messenger, WhatsApp, Slack, Pinterest or Email. **Gift Jeenie also allows users to browse any online retailer in one place!**

We have partnered up with influencers across North America to provide users with the latest trends in fashion. Users can discover the latest fashion styles with our influencers' top picks for trendy outfit ideas and shop our curation of in-style jeans, dresses, shirts, sweaters, jackets and much more. **Furthermore, with the use of AI, everything is personalized for the user.**

The key component of monetization is cash-back. Gift Jeenie has a number of retail & affiliate partnerships. For example, when a user spends on any affiliate retailer via Gift Jeenie, they will earn cash-back on their purchase. **This will all done with our "intended use" of Blockchain technology. The funds raised from our current round will go towards building out our cash-back prototype on Blockchain.**

The Problem and Our Solution

The Problem for Retailers:
The online retail market is saturated and sellers are fighting to retain loyal customers. Retailers are fighting for their place in the market and smaller sellers are simply looking for visibility. As it stands, 35% consumers prefer cash-back on credit cards and cashback is the ranked second in terms of rewards currency with the highest consumer engagement, 29% in the US (Access Development, 2018).

The Solution:
Gift Jeenie is here to help by offering a centralized repository for all online offerings such as deals, rewards and rebates.

The Problem for Consumers:
Online shopping is never easy. New tabs and windows get opened and forgotten about. You put a pair of shoes in your shopping cart on your phone and then you get a text message and before you know it the shoes are forgotten about. When you do remember and go back, the size you are looking for is no longer available.

The Solution:
With Gift Jeenie, we solve this problem by having everything in one place. Users can add items from their favourite retailers to Wish List in our app. Users will also be able to view premium retailers that are currently offering these items giving them the opportunity to compare prices within the app. On top of this, you can share these Wishlist's on social media, leading to getting the perfect gift.



How You Benefit from Blockchain

Reduced Cost

In the long run, blockchain will help reduce costs related to system management, transaction and customer acquisition.

Real-Time Process

Through blockchain, a transaction will be reviewed and addressed by multiple individuals in real-time, this will allow us to credit points faster.

A Secure Environment

Each transaction with blockchain will be traceable and recorded giving us the opportunity to prevent double spending, fraud and abuse.

Unique Business Opportunity

Having a well-developed loyalty reward program will have opportunity to offer these services to other businesses.





The Market





$523 billion 2020 US Online Sales	**$52 Billion is spent on E-Gifting**	**$2,000 Annually spent online by millennials**	**60% of credit-card users prefer cash-back over miles as rewards**
Source	Source	Source	Source

Previous Traction



- 8,000+ downloads
- 1,774 average monthly users
- 52% of users created a wishlist
- 23% of users have shared a wishlist
- Gift Jeenie has multiple revenue streams as a retail optimization tool, data engine and a cash-back powered by Blockchain
- Gift Jeenie is being featured in a brand new, start-up reality series airing worldwide this fall
- Digital media partnerships with Oath.com
- Affiliate relationships with Amazon, CJ Affiliate, Rakuten, Flex Offers, Viglink and over 200+ retailers
- Partnership with Jerry Media (http://jerrystudios.com/influencers/) and access to their 40M+ followers
    - *These Stats refer to Gift Jeenie Corp, a Canadian entity, who has transferred operations and marketing to Gift Jeenie to Gift Jeenie USA Inc.

Revenue Structure

Gift Jeenie has three primary sources of revenue:







Affiliate Commission

4%-12% per transaction on Gift Jeenie - users will receive cash back on every purchase from participating retailers.

Content Marketing

Branded and targeted content.

Analytics

Users behavioral intent data.

Partnerships

Partnerships are the essence of growth and we have established several key industry partners. We have also closed over 200 plus retail partners.





Industry Partnerships
Industry Partners
Revenue Partners
Microsoft BizSpark
Credit of $350,000 over three years
IBM
IBM Global Entrepreneur
Credit of $36,000
Affiliate Partners
Data Partner
VigLink
amazonassociates
affiliate
Rakuten
FlexOffers
L2
Oath:

Retail Partnerships
Clarks
Bench.
FOREVER 21
amazon.com
BOSE
Eddie Bauer
NIKE
Brooks Brothers
LUCKY BRAND
TORRID
BARNES&NOBLE
BEST BUY
naked zebra
easyspirit
Zappos
NINE WEST
Harry&David
THE MINE
TEAM BEACHBODY
SEPHORA
SkinCareRx
SkinStore
WINE COUNTRY
ROXIO
Canon
DEXCLUSIVE
VICTORIA'S SECRET

Who We Are



Gift Jeenie has a very strong team of experts.. Each team member is aligned in their belief that Gift Jeenie is onto something "special".

We built our first beta to address that need (a gifting & shopping marketplace app) and have shown traction. What we have proved on a small scale now needs to be accelerated.

Along the way our team and expertise has grown exponentially. We are experienced enough as entrepreneurs to know we don't have all the answers, and have brought on the necessary experts to ensure we continue to grow.

Our App

Gift Jeenie is a social-media retail ecosystem providing cash back to End-users, and high-value analytics to retailers. The result is much more than just a shopping app, but also a marketplace, robust community and ecosystem of retailers, consumers and influencers. As mentioned above, the app was developed for Gift Jeenie Corp, a Canadian entity, and it assigned to Gift Jeenie USA Inc. the exclusive rights for North America to the Gift Jeenie software platform. Gift Jeenie USA Inc., has the exclusive rights to market, distribute, represent and sell the Gift Jeenie Software platform within North America.



GIFT JEENIE
Daily Deals







Thoughtful Gifts
Capri Embellished Tote
$861.98
Cremona Studded Satchel
$736.56
Sicilia Embellished Tote
$828.96
Imperial Distressed Tote
$789.36

Product Repository

Click to see deals from these retailers
amazon
Gifts For You
Suggestions based on your selected categories
Video Games
Movies & TV Shows
Trending
What's going on right now
Not a Regular Mom, But a Cool Mom!
Wedding Gifts You Won't Return

Product Discovery

AirDrop. Share instantly with people nearby. If they turn on AirDrop from Control Center on iOS or from Finder on the Mac, you'll see their names here. Just tap to share.
Mail
Add to Notes
Messenger
WhatsApp
Add to Reading List
More
Cancel

Wishlist Sharing

People Are Already Loving Gift Jeenie



"Love the app, it's much easier than attempting to keep track of a lot of different websites."

- Bettina Lawson

"Really enjoy using Gift Jeenie. I'm using it as a memory bank right now! Kudos to you for creating it. Gift Jeenie will do great!"

- Pooja Khanna

"I love this app, it's so cool, it's awesome the way everything works on here."

- Riley Mills

" I like the app, I like that I can keep my want list in one place so i don't have to remember several different web sites."

- Kayla Smith

Invest in Gift Jeenie Today!

Gift Jeenie is a Shopping Marketplace & Cash-Back Loyalty Platform Powered by Blockchain.

Gift Jeenie is being featured in a new Start-up Reality series airing worldwide this Fall!

Gift Jeenie has already gained users, popularity and media attention and through this campaign, we will continue to grow through increased marketing and media partnerships.

We're poised for rapid growth. We have built a great foundation and with your help we can take Gift Jeenie to the next level.





January 2017
Gift Jeenie Corp, the Canadian entity closed an initial round of $400,000

December 2017
Gift Jeenie Corp, the Canadian entity crossed 5k plus users with its MVP

January 2018
Gift Jeenie Corp, the Canadian entity got featured in a new 8 episode startup reality series

March 2018
Gift Jeenie Corp, the Canadian entity secured Affiliate partnerships

With CJ Affiliate, Rakuten, Viglinks and Flexoffers

March 2018
Gift Jeenie Corp, the Canadian entity secured a partnership with Jerry Media

with access to their 40 million+ followers

April 2018
Gift Jeenie Corp, the Canadian entity graduated from the 2020 Startups accelerator program

April 2018
Secured our lead investor & Launched Gift Jeenie USA Inc.

Received a commitment of $200,000 out of a target raise of $1m

July 2018
Licensing Agreement

Gift Jeenie USA & Gift Jeenie Corp (Cdn) enter into license agreement & restructuring

July 2018
And now you can be a part of Gift Jeenie USA!

October 2018
Gift Jeenie USA runs a successful CF campaign & closes its seed round

(Anticipated)

December 2018
Gift Jeenie USA crosses 100k users

(Anticipated)

November 2018
Gift Jeenie USA launches its cash-back MVP, built on Blockchain

(Anticipated)

In the Press







Ryan Foland AppAdvice

SHOW MORE

Meet Our Team



 

Vikram Chopra

CEO, Cofounder, and Director
Pathfinder and hustler, Vikram specializes in taking concepts to market, having launched several successful products and driven strong user acquisition for multiple tech startups in the consumer, retail, mobile, technology and fin-tech space. Prior to Gift Jeenie, Vikram cofounded and successfully exited RoundAssist, a start-up in the cloud computing and professional IT services space. A black belt in both judo and pizza eating, he is currently starring in a startup reality TV series. Jan 2015- Present: Cofounder & CEO Gift Jeenie April 2018-Present: CoFounder, CEO (Primary role) and Director Gift Jeenie USA. During the restructuring of Gift Jeenie Vikram is working Full Time on Gift Jeenie USA Inc



Gerard Maynard

COO, Cofounder, and Director
Gerard Maynard brings over 20 years of experience in developing and implementing new technologies. Gerard started at the 407 ETR the world's first all-electronic toll highway, where he help design and implement the world's first all-electronic toll highway. After which Gerard founded Alliance Technologies www.alltec.com in 2000 where he identified new, up and coming technology trends and deployed these technologies into the Retail and Software verticals. Gerard made a successful exit from Alliance in 2015 to join Gift Jeenie full-time. In Gerard, Gift Jeenie as a team member who knows how to turn a startup into a company and a company into a business. Gerard is also a Yoga Enthusiast and amateur chef. 2000- 2015: Founder & CEO Alliance Technologies October 2015-Present: Cofounder & COO Gift Jeenie April 2018- Present: CoFounder, COO (Primary Role) and Director Gift Jeenie USA During the restructuring of Gift Jeenie Gerard is working Full Time on Gift Jeenie USA Inc





Kundan Joshi

Technical Advisor & Investor
Kundan Joshi is the founder and CEO of TheAppLabb, a leading product innovation firm focused on strategy, design and development of mobile apps. Kundan is also an Ernst & Young Entrepreneur of the year finalist for 2018. With global offices in Toronto, New York, Hong Kong, Melbourne and India, TheAppLabb has created over 450 apps for clients ranging from leading enterprises such as Unilever, Samsung and Dell to exciting start-ups such as Urbery and Gift Jeenie. Kundan is also the founder of 15 other companies including StartupLabb, an incubator for tech start-ups. Startup adviser, investor and sought out Mentor, Kundan/TheAppLabb were the first investors in Gift Jeenie. Kundan and his team bring years' of experience building mobile applications in the Consumer, Retail, Blockchain and AI space.





Harpreet Geekee

Technical Advisor - Blockchain, Big Data & AI
Harpreet is a recognized expert in Blockchain, real-time complex Software Systems, as well as predictive Big/Small Data. In addition to advising multiple startups, he is currently also an adviser to the Government of Canada on how to leverage disruptive technologies such as Blockchain, Artificial Intelligence and Machine Learning for the national security and citizen services sector. Harpreet was previously CTO of Cisco Systems Solutions Canada and Juniper Networks Financial Vertical.





Sachin Jaitley

Advisor- Digital Media, Ad Tech & Data Analytics
Sachin is an entrepreneur and data expert. Over the past 15 years, Sachin spent much of his career building new technologies to address significant market demands. Sachin was cofounder and CEO of flexReceipts, which is a patented digital receipt solution. The solution offers retailers the ability to issue digital receipts and track the purchasing behaviors of their customers. Sachin deployed the solution to over 12,000 stores worldwide. Sachin now sits on the flexReceipts board and helps establish the company's goals. After flexReceipts, Sachin joined Datalogix, which is the worlds largest data company for digital media. Sachin led busines development efforts with Datalogix and helped scale the company to an exit, when it was acquired by Oracle for $1.2B.





Robert Klein

Adviser- Blockchain, AI & Crypto
Rob is a strategic planning and corporate development executive, specializing in helping Companies from Ideation through to IPO. An analytical and creative executive who has been instrumental in building; partnering and managing businesses. Rob has also advised several companies in the IOT, Blockchain & AI space, possessing a wealth of domain knowledge and expertise.





Raj Kailasanathan

Advisor & Investor
Raj is a very active early stage investor and has invested/built over a dozen startups. He is also a seasoned finance executive with over 20 years experience in the private and public industry in Asia and North America.





Real Mahadeo

Affiliate Expert
Real is our resident affiliate expert and has built and exited two startups in the Affiliate space.





Colleen Rodericks

Digital Marketing
Colleen Rodericks is a marketing and communications generalist with roots in copywriting and content production. She started her career in the software industry during the dotcom era. Through the years, she's worked in ecommerce, health & wellness, the furniture & appliance industry and consumer financing industry.





Hibbat Tariq

Social Media
Hibbat Tariq had a passion for the digital world from an early age. While attending University she gained experience in digital marketing, branding, public relations and social media strategy. She is a co-founder of Qreative Qreations and a strategist for small businesses and corporations to expand their digital growth.





Ragveer Singh

Growth Hacker
Enthusiastic individual with undying passion for marketing and always wanting to learn. Ragveer gets the job done on time no matter what! Ragveer likes to read, Netflix and chill and is a Fortnite addict.





Colleen Kimmayong

Growth Marketer
Colleen is our brand Jeenie and idea synthesizer. She's got a way with words and sees the world through heart-shaped glasses. She makes sure that everything we produce is on point. She also has a passion to help Gift Jeenie grow and has got a knack for setting trends instead of following them.



Offering Summary

Maximum 42,800* shares of Series B Common Stock ($107,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 4,000 shares of Series B Common Stock ($10,000)

Company	Gift Jeenie USA Corp
Corporate Address	Gift Jeenie USA Corp, 245 East 58th, App #15e, New York, New York, 10022
Description of Business	Gift Jeenie is a personalized shopping aggregator. It curates the best deals and finds the hottest trends just for you!
Type of Security Offered	Series B Common Stock
Purchase Price of Security Offered	$2.50
Minimum Investment Amount (per investor)	$100.00

investor)

Perks*

Every investment (min $100 USD) will receive a:

"Within Good" Reminder Bracelet (Value of $30). 50% of all Within Good proceeds goto Charity.

Within Good is a initiative by Anthony Samadini & Maryum Ali (eldest child of Muhammad Ali).

http://geni.us/AuBk

http://geni.us/4peGBA

Every min $100 USD investment will also receive a:

Wardrobe Starter Kit from Alynn Designs

http://geni.us/BS2N6h

http://geni.us/m7Aa7

Every minimum $200 USD investment will receive a:

Nomad Lane "Just Go" All-in-One Passport Wallet. (Value of $44 USD)

http://geni.us/Ufsua

Individual Investments exceeding $5000 USD will receive a:

WWE Superstar VIP Experience Package (value of $750 USD)
A Premium Ringside Seat
Meet & Greet and Autograph Opportunity with WWE Superstars
Exclusive Limited Edition 2018 WWE Souvenir Event Chair
Three New Exclusive VIP Merchandise Items
Limited Edition 2018 Autograph Book
Matted Superstar Collage
Commemorative VIP Ticket with On-site Greeter

http://geni.us/IvJS

*****All perks occur after the offering is completed.*****

The 10% Bonus for StartEngine Shareholders

Gift Jeenie USA will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Series B Common Stock at $2.50 / share, you will receive 10 Series B Common Stock bonus shares, meaning you'll own 110 Series B Common Shares for $250.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company at this time has no plans for irregular user of proceeds at this time.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Gift Jeenie to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

Post





VIDEO TRANSCRIPT (Exhibit D)

Main Video:

hi my name is Juliet I run a lifestyle00:04vlog called fete du Juliet I focus on00:06creating lists and gift guides for my00:09readers my name is Katya I'm a blogger00:11behind styles printer blog it's all so00:13hard gifting is never easy yeah shopping00:17was hard before like going to the mall00:18and having to go to various stores just00:21to find the right gift now with shopping00:23online it's even harder you can you know00:26put a lot of items into your basket but00:29then next time you're walking in and00:31it's all disappears there is no one00:34solution fits all00:37hi I'm Vikram Chopra co-founder and CEO00:40of gift Genie gift Genie is a shopping00:43aggregator app powered by both AI and00:45blockchain gift genie is a magic lamp00:48for a shopping cart basically fifteen is00:50a mobile app on iOS and Android that00:53allows you to create wish lists by00:55adding items from any online retailer00:57and sharing with your loved ones via00:58social media what gift Eenie does is01:01eliminate you having twenty thirty01:04different websites you're shopping with01:06and having twenty different wish lists01:08or shopping carts saved on each of these01:09websites I feel like I have a hundred01:11tabs open at the time there's so many01:14opportunities to get it wrong when it01:16comes to eat gifting for every $10 you01:18spend online one dollar is for a gift so01:21gift genies target market is the fifty01:23billion dollar gift excitement that's01:25relatively still untapped we've got some01:28great user feedback from the 6000 plus01:30users we have on our planet someone who01:32is always addicted to my phone and01:34always doing everything through my phone01:36it's just not easy to have so many tabs01:39open because I can never find anything01:40in just one place01:42you use the get Jenny app to create a01:44baby shower registry the gives you the01:46app allowed us to create and share one01:50list in one convenient spot with all of01:52our family and friends basically01:54anything that's on the internet that01:56I've ever wanted I don't have to keep01:59saving tabs or copy pasting hyperlinks02:03or any kind of website things one of the02:06hardest things about shopping and02:07gifting for someone whether it's online02:09or out of mom is trying to find02:11something that they would really want or02:13they would really need about a year ago02:15I found gift G made gif Jeannie has02:19actually saved me lots of time lots of02:21energy and money thanks give TV every02:26time a user purchases and an item from02:28any retailer buy gift Genie gifts he02:30will make a commission of anywhere02:31between 2 to 15% the second piece is02:34targeted marketing what if he is very02:37uniquely doing this capturing user02:39intent we know our users buying cycle02:41what items they desire right now and02:43when is the best way to target them our02:46third revenue stream is our data02:48analytics what gift Eenie has a some02:50great unique insight about our users02:51what are the favored retailers within02:53these favorite retailers what are the02:55products are adding to their wishlist so02:57there's a kind of insight we can drive02:58for our data analytics gift Janee will03:00also offer its users a cashback what is03:03unique about is it will be one of the03:04first floral tea programs in north03:05america to offer our cashback powered by03:08blockchain there's a very specific03:10correlation between Pinterest users and03:13give Jeannie broken links is the worst03:15nightmare for a blogger I spend a lot of03:18time updating my links03:19the problem with Pinterest is that a lot03:22of times when you click on the link it's03:24not to actual retailer that stuff it is03:28time consuming gif Genie specifically03:31addresses this problem for Pinterest03:33users and most importantly with a race03:35strong team in place that really03:37believes in what we're doing and like me03:39we all eat breathe and sleep gif Genie03:42in our team is specifically03:44a digital media expert who has built and03:46exited companies in the digital media03:48space we have a blockchain guru who03:51served as a CTO for some very large03:53fortune 500 technology company and also03:55teaches a blockchain course at the03:57University of Syracuse our team is03:59similarly made up of other industry04:00experts for our crowdfunding campaign. this money will go towards04:06further enhancing our user front-end by04:09offering and building out greater04:10content to our users by our AI powered04:13recommendation engine we already have04:15over a hundred retailers that have04:16signed up on gift Genie as affiliate04:18partners because I really believe in04:20what we're doing and view gift Genie is04:22a platform for them to reach new04:23customers04:24[Music]04:26in closing were poised for rapid growth04:28we built the great foundation and with04:30your help we can take gift Cheney to the04:32next level thank you

Video 2

looking for a gift for a special00:01occasion or birthday and unsure what to00:04get with gift Jeanne mobile app take the00:06guessing out of giving and always find00:08the right gift discover trending items00:12to find inspiration for gift ideas gift00:17Genie allows you to easily add your00:18favorite items from any online retailer00:21[Music]00:26share your wish list with your friends00:28and family via your favorite social00:30media channels grant wish lists by00:34claiming and buying gifts instantly and00:38always know what to get for any occasion00:41[Music]00:43download the app for free today and00:45begin your gifting experience on gift00:48Genie

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "GIFT JEENIE USA INC.", FILED IN THIS OFFICE ON THE TWELFTH DAY OF APRIL, A.D. 2018, AT 5:31 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6842857 8100
SR# 20182655599

Authentication: 202506993
Date: 04-13-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

CERTIFICATE OF INCORPORATION

OF

GIFT JEENIE USA INC.

The undersigned, a natural person, for the purpose of organizing a corporation for conducting the business and promoting the purposes hereinafter stated, under the provisions and subject to the requirements of the General Corporation Law of the State of Delaware hereby certifies that:

1.   The name of the corporation is GIFT JEENIE USA INC. (the "Corporation").

2.   The address, of the registered office of the Corporation in the State of Delaware is 874 Walker Road, Suite C, Dover, Delaware 19904, County of Kent, and the name of the registered agent of the Corporation in the State of Delaware at such address, is United Corporate Services, Inc.

3.   The nature of the business and of the purposes to be conducted and promoted by the Corporation are, in general, to carry on any business and engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

4.   The total number of shares of stock which the Corporation shall have authority to issue is five thousand (5,000) shares, all of which shall have no par value. All such shares are of one class and are common shares.

5.   The name and mailing address of the incorporator is as follows:

> Jennifer Donoghue
> Lippes Mathias Wexler Friedman LLP
> 50 Fountain Plaza, Suite 1700
> Buffalo, New York 14202

6.   Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the

creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

7.   No director shall have any personal liability to the Corporation or its stockholders for any monetary damages for breach of fiduciary duty as a director, except that this Article shall not eliminate or limit the liability of each director: (a) for any breach of such director's duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation or law; (c) under Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which such director derived an improper personal benefit.

8.   Election of directors need not be by written ballot.

9.   The original By-Laws of the Corporation shall be adopted by the incorporator. Thereafter, the power to make, alter or repeal the By-Laws, and to adopt any new By-Laws, shall be vested in the Board of Directors.

Executed this 12th day of April, 2018

/s/ Jennifer Donoghue
Jennifer Donoghue, Sole Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE CERTIFICATE OF AMENDMENT OF "GIFT JEENIE USA INC.",
FILED IN THIS OFFICE ON THE NINETEENTH DAY OF JULY, A.D. 2018,
AT 1:16 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



6842857 8100

SR# 20185745438

Authentication: 203094476

Date: 07-19-18

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:16 PM 07/19/2018
FILED 01:16 PM 07/19/2018
SR 20185745438 - File Number 6842857

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
GIFT JEENIE USA INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

GIFT JEENIE USA INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation shall be amended to increase its authorized capital stock and to change the Corporation's previously issued shares without par value into shares with a par value of $0.00001 each. To effect such amendment, Article Fourth of the Certificate of Incorporation is hereby amended to read as follows:

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is two million one hundred forty thousand (2,140,000) shares, each having a par value of $0.00001 per share, itemized as follows:

CLASS	SERIES	NUMBER OF SHARES	PAR VALUE/SHARE
Common	A	1,712,000	$0.00001
Common	B	428,000	$0.00001

Each share of common stock having no par value issued and outstanding as of the effective date of this Certificate of Amendment shall be converted to six hundred eighty-five (685) shares of Series A common stock having a par value of $0.00001.

The relative rights, preferences and limitations of the Series A shares and the Series B shares are as follows:

A. Dividends.

The holders of the Series A shares and the holders of the Series B shares shall have identical rights with respect to dividends. No dividends shall be paid on any Series A or Series B share unless the same dividend is paid on all Series A and Series B shares outstanding at the time of payment.

B. Voting.

The holders of the Series A shares shall exclusively have the right to vote on all issues presented to the stockholders, and each holder of Series A shares shall be entitled

to one vote for each Series A share held. The holders of Series B shares shall have no voting rights, except as otherwise provided by the General Corporation Law of the State of Delaware.

C.   Other Relative Rights and Preferences.

Except as provided in paragraph "B" above with respect to voting, the Series A shares and the Series B shares shall be alike in all respects.   Without limiting the generality of the foregoing, such shares shall share equally, share for share, in all distributions in liquidation or dissolution, voluntary or involuntary.

2.   The effective date of this Certificate of Amendment shall be the date of its filing with the Secretary of State of the State of Delaware.

3.   The Board of Directors of the Corporation duly adopted a resolution setting forth the amendments set forth above, and declaring the advisability of those. Such amendments have been duly approved by the written consent of all of the stockholders of the Corporation in accordance with Sections 228 and 242(b) of the General Corporation Law.

IN WITNESS WHEROF, the Corporation has caused this Certificate to be signed by Gerard Maynard, its Chief Operating Officer, this _16_ day of July, 2018.

GIFT JEENIE USA INC.

By: _____
            Gerard Maynard,
            Chief Operating Officer